[IMPCO Letterhead]

February 1 , 2005

Securities and Exchange Commission

Judiciary Plaza

450 5th Street NW

Washington, D.C. 20549-0306

Attn: Division of Corporation Finance

Re:	IMPCO Technologies, Inc. – Registration No. 333-120029
Registration Statement on Form S-3

Ladies & Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, IMPCO Technologies, Inc., a Delaware corporation, hereby requests that the effective date of the above-captioned registration statement filed on October 28, 2004, as amended by Amendment No. 3 filed on January 21, 2005, be accelerated so that the registration statement will become effective by 9:00 a.m. Eastern Standard Time on February 1, 2005, or as soon thereafter as practicable.

Respectfully,

IMPCO Technologies, Inc.

/s/ ROBERT M. STEMMLER

Robert M. Stemmler

Chairman